UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **July 2009**

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

ITEM 1.   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

        CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

        CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

        CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 4.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)


	June 30, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 2,260	$ 2,449
Short term investments	426	564
Trade receivables, net	1,319	1,168
Inventories	626	574
Deferred income tax assets	146	221
Other current assets	236	243
Total current assets	5,013	5,219
Long term investments	137	24
Property, plant and equipment, net	1,191	1,138
Intangible assets, net	78	91
Goodwill	645	645
Long term deferred income tax assets	352	342
Other assets	103	92
Total assets	$ 7,519	$ 7,551
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 217	$ 199
Short term borrowings	883	1,059
Current maturities of long term debt	1	1
Other current liabilities	966	931
Total current liabilities	2,067	2,190
Long term debt, net of current maturities	57	61
Long term deferred income tax liabilities	23	22
Other long term liabilities	592	587
Contingencies		
Shareholders' equity:		
Common shares, par value CHF 0.20 per share, 321,297,600 shares authorized; 304,825,766 shares issued and 298,804,196 shares outstanding at June 30, 2009; 304,722,706 shares issued and 298,648,353 shares outstanding at December 31, 2008	42	42
Additional paid-in capital	1,490	1,449
Accumulated other comprehensive income	139	80
Retained earnings	3,684	3,699
Treasury shares, at cost; 6,021,570 shares at June 30, 2009 and 6,074,353 shares at December 31, 2008	(575)	(579)
Total shareholders' equity	4,780	4,691
Total liabilities and shareholders' equity	$ 7,519	$ 7,551

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended June 30,		Six months ended June 30,	
	2009	2008	2009	2008
Sales	$ 1,677	$ 1,736	$ 3,170	$ 3,272
Cost of goods sold	415	415	769	813
Gross profit	1,262	1,321	2,401	2,459
Selling, general and administrative	468	527	940	1,011
Research and development	157	142	303	287
Amortization of intangibles	5	6	12	15
Operating income	632	646	1,146	1,146
Other income (expense):				
Gain (loss) from foreign currency, net	9	(3)	(1)	3
Interest income	13	20	24	46
Interest expense	(5)	(14)	(10)	(32)
Other, net	2	1	6	(10)
Earnings before income taxes	651	650	1,165	1,153
Income taxes	69	83	131	157
Net earnings	$ 582	$ 567	$ 1,034	$ 996
Basic earnings per common share	$ 1.95	$ 1.90	$ 3.46	$ 3.34
Diluted earnings per common share	$ 1.94	$ 1.88	$ 3.44	$ 3.30
Basic weighted average common shares	298,744,287	298,477,807	298,663,437	298,100,370
Diluted weighted average common shares	300,638,975	301,986,076	300,328,778	301,558,546

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Six months ended June 30,	
	2009	**2008**
Cash provided by (used in) operating activities:		
Net earnings	$ 1,034	$ 996
Adjustments to reconcile net earnings to cash provided from operating activities:		
Depreciation	92	85
Amortization of intangibles	12	15
Share-based payments	41	54
Tax benefits from share-based compensation	1	6
Deferred income taxes	65	(23)
Loss on sale of assets	55	--
Unrealized depreciation (appreciation) on trading securities	(66)	10
Other	6	--
Changes in operating assets and liabilities:		
Trade receivables	(144)	(162)
Inventories	(35)	(22)
Other assets	(2)	18
Accounts payable	18	35
Other current liabilities	31	43
Other long term liabilities	7	17
Net cash from operating activities	1,115	1,072
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(139)	(127)
Purchases of intangible assets	(1)	(28)
Purchases of investments	(657)	(37)
Proceeds from sales and maturities of investments	717	41
Other, net	--	2
Net cash from investing activities	(80)	(149)
Cash provided by (used in) financing activities:		
Repayment of short term debt	(187)	(186)
Repayment of long term debt	(1)	(1)
Dividends on common shares	(1,048)	(750)
Acquisition of treasury shares	(5)	(21)
Proceeds from exercise of stock options	10	94
Tax benefits from share-based payment arrangements	--	38
Net cash from financing activities	(1,231)	(826)
Effect of exchange rates on cash and cash equivalents	7	6
Net increase (decrease) in cash and cash equivalents	(189)	103
Cash and cash equivalents, beginning of period	2,449	2,134
Cash and cash equivalents, end of period	$ 2,260	$ 2,237

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(1) Condensed Consolidated Financial Statements

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé"), which owned 156,076,263 common shares of Alcon at June 30, 2009, as discussed in note 14.

The interim condensed consolidated financial statements of Alcon and its subsidiaries (collectively, the "Company") are unaudited. Amounts presented at December 31, 2008 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

Management has evaluated subsequent events through the time that this report was filed on July 23, 2009.

(2) Earnings Per Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	Three months ended June 30,		Six months ended June 30,	
	2009	**2008**	**2009**	**2008**
Basic weighted average common shares outstanding	298,744,287	298,477,807	298,663,437	298,100,370
Effect of dilutive securities:				
Employee stock options	1,622,748	2,918,094	1,443,077	2,978,647
Share-settled stock appreciation rights	53,385	408,904	26,840	317,872
Share-settled restricted share units	143,530	51,630	94,710	36,103
Contingent restricted common shares	75,025	129,641	100,714	125,554
Diluted weighted average common shares outstanding	300,638,975	301,986,076	300,328,778	301,558,546

Certain executives of the Company had deferred the receipt of 126,194 and 147,580 Alcon common shares at June 30, 2009 and 2008, respectively, into the Alcon Executive Deferred Compensation Plan ("DCP"). Alcon common

(in millions, except share and per share data)

shares held in the DCP were reflected as outstanding in the condensed consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The computations of diluted weighted average common shares outstanding for the periods ended June 30, 2009 and 2008 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2009	2008
Stock options	506,327	133,042
Share-settled stock appreciation rights	3,590,405	18,356

The effect of their inclusion would have been anti-dilutive.

(3) Cash Flows—Supplemental Disclosure

	Six months ended June 30, 2009	Six months ended June 30, 2008
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the period for the following:		
Interest expense, net of amount capitalized	$ 9	$ 31
Income taxes	$ 121	$ 112

Access to Cash Equivalents

During 2008, Lehman Brothers International (Europe) London filed for administration in England. At that time, the Company's cash and cash equivalents included $707.0 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement. After the securities were released, Nestlé invoiced the Company in December 2008 and, in 2009, the Company reimbursed Nestlé for a total of $5.2 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) London (in administration) related to the release of the short-term securities held in the custodial account. This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe) London.

(4) Supplemental Balance Sheet Information

	June 30, 2009	December 31, 2008
Inventories, at Lower of Cost or Market		
Finished products	$ 375	$ 358
Work in process	53	40
Raw materials	198	176
Total	$ 626	$ 574

(in millions, except share and per share data)

	June 30, 2009	December 31, 2008
Property, Plant and Equipment, Net		
Property, plant and equipment, at cost	$ 2,456	$ 2,318
Accumulated depreciation	(1,265)	(1,180)
Total	$ 1,191	$ 1,138

	June 30, 2009	December 31, 2008
Accumulated Other Comprehensive Income (Loss)		
Foreign currency translation adjustment	$ 222	$ 194
Unrealized gains (losses) on investments, net of income taxes	18	(10)
Unrecognized postretirement benefits (losses) and prior service costs, net of tax benefits	(101)	(104)
Total	$ 139	$ 80

(5) Investments

At June 30, 2009 and December 31, 2008, investments were:

	June 30, 2009	December 31, 2008
Short term investments:		
Trading securities	$ 43	$ 433
Available-for-sale investments	383	131
Total short term investments	$ 426	$ 564
Long term investments—available-for-sale investments	$ 137	$ 24

At June 30, 2009 and December 31, 2008, trading securities were:

	June 30, 2009		December 31, 2008	
	Net Unrealized Gains (Losses)	Estimated Fair Value	Net Unrealized Gains (Losses)	Estimated Fair Value
Total trading securities	$ (19)	$ 43	$ (85)	$ 433

8

(in millions, except share and per share data)

At June 30, 2009, available-for-sale investments were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short term investments:				
U.S. government and agency securities	$ 91	$ --	$ --	$ 91
Mortgage-backed securities fund	67	--	(1)	66
Mortgage-backed securities	11	--	--	11
Senior secured bank loans fund	115	12	--	127
Corporate debt securities	88	--	--	88
Total short term investments	372	12	(1)	383
Long term investments:				
U.S. government and agency securities	16	--	(1)	15
Foreign government bonds	4	--	--	4
Mortgage-backed securities	60	2	--	62
Corporate debt securities	17	2	--	19
Equity securities	20	4	(1)	23
Other investments	13	1	--	14
Total long term investments	130	9	(2)	137
Total available-for-sale investments	$ 502	$ 21	$ (3)	$ 520

The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

At December 31, 2008, available-for-sale investments were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short term investments:				
Mortgage-backed securities	$ 58	$ 1	$ --	$ 59
Senior secured bank loans fund	83	--	(11)	72
Total short term investments	141	1	(11)	131
Long term investments:				
U.S. government and agency securities	2	--	--	2
Equity securities	20	--	--	20
Other investments	2	--	--	2
Total long term investments	24	--	--	24
Total available-for-sale investments	$ 165	$ 1	$ (11)	$ 155

(in millions, except share and per share data)

The contractual maturities of available-for-sale investments at June 30, 2009 were:

	Amortized Cost	Estimated Fair Value
Securities not due at a single maturity date*	$ 194	$ 207
Other debt securities, maturing:		
Within one year	138	138
After 1 year through 10 years	116	120
After 10 years through 15 years	7	7
Beyond 15 years	23	23
Total debt securities recorded at market	478	495
Equity and other investments	24	25
Total available-for-sale investments	$ 502	$ 520

*Mortgage-backed securities fund, a senior secured bank loans fund and certain other investments.

Proceeds from sales and principal repayments of available-for-sale investments and the gross realized gains and gross realized losses on those sales were as shown below. The cost of securities sold was based on the specific identification method.

	Three months ended June 30,		Six months ended June 30,	
	2009	2008	2009	2008
Proceeds from sales and principal repayments of available-for-sale investments	$ 447	$ 3	$ 448	$ 5
Gross realized gains on sales of available-for-sale investments	2	--	2	--
Gross realized losses on sales of available-for-sale investments	(2)	--	(2)	--

The net unrealized holding gains (losses) on trading securities included in earnings were:

	Three months ended June 30,		Six months ended June 30,	
	2009	2008	2009	2008
Net unrealized holding gains (losses) on trading securities included in earnings	$ 26	$ 1	$ 66	$ (10)

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at June 30, 2009 and December 31, 2008 were $18 and $(10), respectively.

(in millions, except share and per share data)

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	Three months ended June 30,		Six months ended June 30,	
	2009	2008	2009	2008
Changes in unrealized holding gains (losses) arising during the period	$ 26	$ (1)	$ 29	$ (6)
Reclassification adjustment for losses (gains) included in net income	--	--	(1)	1
Changes in net unrealized gains (losses) on investments, net of taxes	$ 26	$ (1)	$ 28	$ (5)

As of June 30, 2009, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 months		12 months or greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Short term investments:						
Mortgage-backed securities fund	$ 66	$ (1)	$ --	$ --	$ 66	$ (1)
Long term investments:						
U.S. government and agency securities	13	(1)	--	--	13	(1)
Equity securities	7	(1)	--	--	7	(1)
Total available-for-sale investments	$ 86	$ (3)	$ --	$ --	$ 86	$ (3)

As of December 31, 2008, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 months		12 months or greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Short term investments:						
Senior secured bank loans fund	$ --	$ --	$ 72	$ (11)	$ 72	$ (11)
Long term investments:						
Other investments	2	--	--	--	2	--
Total available-for-sale investments	$ 2	$ --	$ 72	$ (11)	$ 74	$ (11)

(in millions, except share and per share data)

Investment Income

In the condensed consolidated statements of earnings, other, net, included gains (losses) on investments as follows:

	Three months ended June 30,		Six months ended June 30,	
	2009	2008	2009	2008
Realized gains (losses) on sale of investments	$ (22)	$ --	$ (58)	$ (1)
Unrealized gains (losses) on investments classified as trading securities	26	1	66	(10)
Net gains (losses) on investments	$ 4	$ 1	$ 8	$ (11)

(6) Fair Value of Financial Instruments

At June 30, 2009 and December 31, 2008, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of these financial instruments is provided below. Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amounts approximate fair values at the respective balance sheet dates. The fair values of long term debt were based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair values of investments were determined as discussed below.

	June 30, 2009		December 31, 2008	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:				
Short term trading and available-for-sale investments	$ 426	$ 426	$ 564	$ 564
Long term available-for-sale investments	137	137	24	24
Forward exchange contracts	3	3	10	10
Interest rate swaps	1	1	1	1
Liabilities:				
Long term debt, excluding capital lease obligations	58	58	62	62
Forward exchange and option contracts	6	6	5	5

Financial instruments, such as equity and fixed income securities, other investments and derivatives, were presented at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," as adopted by the Financial Accounting Standards Board ("FASB"). Fair value is defined as the price at which an asset could be exchanged or a liability could be transferred in an orderly transaction between knowledgeable and willing market participants within the principal or most advantageous market at the measurement date. Where available, fair value is based on or derived from observable market prices or parameters. Where observable prices or inputs are not available, pricing for similar financial assets or liabilities, dealer quotes or valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Financial assets and liabilities recorded at fair value in the condensed consolidated balance sheets were categorized based upon the level of judgment associated with the inputs used to measure their fair value. The SFAS No. 157 hierarchical levels, from lowest to highest based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

(in millions, except share and per share data)

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of Company assets carried at Level 1 fair value are equities listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities through correlation with market data at the measurement date and for the duration of each instrument's anticipated life.

The Company's assets generally included in this fair value category are various government agency securities, certain investment funds, mortgage backed securities, collateralized mortgage obligations, foreign exchange derivatives and interest rate derivatives. Foreign exchange derivatives and interest rate derivatives are valued using corroborated, observable market data. The Company's liabilities generally included in this fair value category consist of certain foreign exchange derivatives.

Level 3 – Inputs are unobservable inputs for the assets or liabilities. These inputs reflect management's best estimate of what market participants would use in pricing the assets or liabilities at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, the Company's assets carried at fair value included in this category are various investment funds. The Company had no liabilities carried at fair value in this category at June 30, 2009 and December 31, 2008.

The majority of the Company's financial investments are held in funds professionally managed by investment advisors. The net asset values are furnished in statements received from fund custodians who reflect valuations conducted according to their respective fund pricing policies and asset types. The complete details of the fund holdings of several of the Company's professionally managed funds may be unavailable at times, limiting the Company's ability to look through to the underlying assets at the date the financial statements are prepared. Because of these constraints, the Company classifies these fund investments as Level 3. For other fund investments for which fund holdings are available, the Company is able to assess the classification of some investment funds as Level 2 through due diligence, discussions with fund managers, and examination of significant inputs and material balances in each investment and the techniques employed to value the underlying securities within the respective funds.

Fair Value by Category

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest level of input that is significant to the fair value measurement.

	Fair Value as of June 30, 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial Assets				
Trading securities	$ --	$ --	$ 43	$ 43
Available-for-sale securities	25	495	--	520
Foreign exchange derivatives	--	3	--	3
Interest rate derivatives	--	1	--	1
Total	$ 25	$ 499	$ 43	$ 567
Financial Liabilities				
Foreign exchange derivatives	$ --	$ 6	$ --	$ 6
Total	$ --	$ 6	$ --	$ 6

(in millions, except share and per share data)

	Fair Value as of December 31 , 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial Assets				
Trading securities	$ --	$ 172	$ 261	$ 433
Available-for-sale securities	22	133	--	155
Foreign exchange derivatives	--	10	--	10
Interest rate derivatives	--	1	--	1
Total	$ 22	$ 316	$ 261	$ 599
Financial Liabilities				
Foreign exchange derivatives	$ --	$ 5	$ --	$ 5
Total	$ --	$ 5	$ --	$ 5

Level 3 Gains and Losses

At June 30, 2009, trading securities were the only type of financial assets included in Level 3. The trading securities were professionally managed investment funds, which included hedge funds of $43. The financial assets and liabilities included in Level 3 were approximately 8% of the total amounts measured at fair value on a recurring basis. The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of correlation valuation techniques. The valuation was based on the net asset values as furnished by the funds' custodians. If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, even though many of such fund's individual holdings may meet the definition of Level 1 or Level 2.

Total gains or losses (realized and unrealized) for financial assets and liabilities classified as Level 3 that were included in earnings were a component of other, net, in the condensed consolidated statements of earnings. For the six months ended June 30, 2009, there were net gains (realized and unrealized) of $4 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $222. Realized and unrealized net gains during the period were approximately 1.7% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the six months ended June 30, 2009:

	Six Months Ended June 30, 2009 Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Trading Securities
Beginning balance	$ 261
Total gains or losses (realized/unrealized)	
Included in earnings	4
Proceeds on sales	(222)
Ending balance	$ 43

(in millions, except share and per share data)

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

	Three months ended June 30, 2009	Six months ended June 30, 2009
Total gains or losses included in earnings for the period	$ 2	$ 4
Change in unrealized gains (losses) related to assets still held at reporting date	$ --	$ --

At June 30, 2008, there were two types of financial assets and liabilities included in Level 3: trading securities and interest rate derivatives.

Total gains or losses (realized and unrealized) included in earnings before income taxes for financial assets and liabilities classified as Level 3 were a component of other, net, in the condensed consolidated statements of earnings. For the six months ended June 30, 2008, there were losses (realized and unrealized) of $7 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $36. The Company included less than $1 in other comprehensive income related to the foreign exchange impact on the Level 3 interest rate derivatives. Realized and unrealized losses during the period were approximately 1% of the beginning balance for Level 3 trading securities and did not negatively affect or impact operations, liquidity, or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the six months ended June 30, 2008:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Trading Securities	Interest Rate Derivatives	Total
Beginning balance	$ 486	$ (3)	$ 483
Total gains or losses (realized/unrealized)			
Included in earnings	(7)	--	(7)
Included in other comprehensive income	--	--	--
Proceeds on sales	(36)	--	(36)
Ending balance	$ 443	$ (3)	$ 440

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

	Three months ended June 30, 2008	Six months ended June 30, 2008
Total gains or losses included in earnings for the period	$ 3	$ (7)
Change in unrealized gains (losses) related to assets still held at reporting date	$ 4	$ (6)

(in millions, except share and per share data)

Valuation Techniques

In accordance with SFAS No. 157, valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types: market approach, income approach and cost approach. The Company valued its Level 3 financial assets and liabilities at June 30, 2009 and 2008 primarily using the market approach and, to a lesser extent, the income approach.

Market Approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparables. A majority of the Company's balances measured at fair value on a recurring basis were valued using the market approach. Most measurements were market quotes or were obtained from other reliable market sources. The Company did not use market indices for valuing material balances measured at fair value.

Income Approach. Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present or discounted amount. The measurement is based on the value indicated by current market expectations about those future amounts. Examples of income approach valuation techniques include present value techniques, option-pricing models, and binomial or lattice models that incorporate present value techniques and option-pricing models. The Company valued certain derivatives, in part or whole, using the income approach.

Cost Approach. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset. The Company did not employ the cost approach for determining fair value of financial assets and liabilities.

The valuation approaches described within SFAS No. 157 are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation technique(s) may be used. Professionally managed investment funds may use a combination of market, income and cost approaches. The process of selecting which valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

In April 2009, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-4, "Determining Fair Value When the Volume of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." This FSP provides guidance for both estimating fair value in accordance with SFAS No. 157 when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly. If there has been a significant decrease in the volume and level of activity for an asset or liability, transactions or quoted prices may not be determinative of fair value and would require further analysis or adjustment in a fair value assessment. Similarly, if a transaction is determined to be not orderly, significant adjustment to transaction prices may be necessary in order to estimate fair value using those prices. This FSP is effective for periods ending after June 15, 2009. The Company determined the impact of its adoption on the Company’s consolidated financial statements was not significant.

Other-Than-Temporary Impairment of Available-for-Sale Investments

The Company reviews quarterly its available-for-sale investments to identify impaired equity and debt securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." An individual security is impaired if the fair value of the investment is less than its amortized cost basis. Impairment may be either temporary or other-than-temporary.

The Company normally reviews securities held in its portfolio that have been in a continuous loss position for twelve months or longer and securities whose fair value is significantly lower than its amortized cost basis. Impairment is evaluated using a combination of quantitative and qualitative factors such as considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the

(in millions, except share and per share data)

issuer, as well as the Company's ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity. If impairment is determined to be other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments." This FSP provides guidance on assessing other-than-temporary investments on debt securities. The existing requirement under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" states that, if debt securities are impaired, management must assess its intent and ability to hold the security until recovery in its impairment analysis. This FSP states that, in its impairment analysis, management must assess whether it does not have the intent to sell the security before maturity and it is more likely than not that it will not have to sell the security before recovery of its cost basis. This FSP is effective for periods ending after June 15, 2009. The Company determined the impact of its adoption on the Company's consolidated financial statements was not significant.

In addition, the Company assesses whether there are probable credit losses associated with impaired available-for-sale debt securities. The portion of an other-than-temporary impairment of an available-for-sale debt security that is related to credit loss is recognized in earnings and the remainder of the difference between the cost basis of the debt security and its fair value is recorded in other comprehensive income.

The Company determined that, at June 30, 2009, there were no unrealized losses on available-for-sale investments that were other-than-temporarily impaired.

(7) Derivative Instruments and Hedging Activities

Effective January 1, 2009, the Company implemented SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities." The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are foreign exchange risk and interest rate risk. Forward contracts on various foreign currencies are entered into to manage the foreign exchange risk associated with intercompany and third party transactions that are denominated in currencies other than the U.S. dollar. Interest rate swaps are entered into to manage interest rate risk associated with the Company's fixed rate borrowings.

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company designates both its foreign exchange forward contracts and interest rate swaps of fixed rate borrowings as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in earnings.

The Company believes that, at the balance sheet date, counterparty credit risk was not significant due to the credit quality of the counterparties to the derivatives, which were all large financial institutions in Japan, South Korea, Switzerland and the United Kingdom, and the short-term maturities of most derivatives. The credit exposure related to these financial instruments is represented by the fair value of contracts with a positive fair value at the reporting date. To manage credit risks, the Company selects counterparties based on credit ratings and other financial metrics and monitors the market position of the program and its relative market position with each counterparty.

(in millions, except share and per share data)

As of June 30, 2009, the total notional amount of the foreign exchange forward contracts was $482 and the notional amount of the receive-fixed/pay-variable interest rate swaps was $52.

Fair Values of Derivative Instruments

	Asset Derivatives June 30, 2009		
	Balance Sheet Location		**Fair Value**
Derivatives designated as hedging instruments under Statement 133			
Foreign exchange forward contracts	Other current assets	$	3
Interest rate contracts	Other current assets		1

	Liability Derivatives June 30, 2009		
	Balance Sheet Location		**Fair Value**
Derivatives designated as hedging instruments under Statement 133			
Foreign exchange forward contracts	Other current liabilities	$	6

Effects of Derivative Instruments
Three months ended June 30, 2009

Derivatives in Statement 133 Fair Value Hedging Relationships	Location of Gain (Loss) Recognized in Earnings on Derivatives		Amount of Gain (Loss) Recognized in Earnings on Derivatives		Amount of Gain (Loss) on the Hedged Items
Foreign exchange forward contracts	Gain (loss) from foreign currency, net	$	18	$	(19)
Interest rate contracts	Gain (loss) from foreign currency, net	$	--	$	--

Effects of Derivative Instruments
Six months ended June 30, 2009

Derivatives in Statement 133 Fair Value Hedging Relationships	Location of Gain (Loss) Recognized in Earnings on Derivatives		Amount of Gain (Loss) Recognized in Earnings on Derivatives		Amount of Gain (Loss) on the Hedged Items
Foreign exchange forward contracts	Gain (loss) from foreign currency, net	$	30	$	(33)
Interest rate contracts	Gain (loss) from foreign currency, net	$	--	$	--

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(8) Intangible Assets and Goodwill

	June 30, 2009		December 31, 2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible Assets Subject to Amortization				
Licensed technology	$ 329	$ (290)	$ 328	$ (284)
Other	151	(112)	158	(111)
Total	$ 480	$ (402)	$ 486	$ (395)

	United States Segment	International Segment	Total
Goodwill			
Balance, June 30, 2009 and December 31, 2008	$ 403	$ 242	$ 645

(9) Short Term Borrowings and Long Term Debt

	June 30, 2009	December 31, 2008
Short Term Borrowings		
Lines of credit	$ 269	$ 311
Commercial paper	482	622
From affiliates	88	97
Bank overdrafts	44	29
Total short term borrowings	$ 883	$ 1,059

At June 30, 2009, the Company had unsecured credit and commercial paper facilities totaling $2,679, including bank overdraft agreements, with third parties that were denominated in various currencies. As of June 30, 2009, total borrowings from Nestlé and its subsidiaries were $88 under unsecured revolving credit facilities of $313.

	June 30, 2009	December 31, 2008
Long Term Debt		
License obligations	$ 4	$ 5
Bank loan	54	56
Other	-	1
Total long term debt	58	62
Less current maturities of long term debt	1	1
Long term debt, net of current maturities	$ 57	$ 61

(in millions, except share and per share data)

(10) Income Taxes

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and other foreign jurisdictions. With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. In the first quarter of 2007, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2003 through 2005 that was substantially completed in May 2009. In June 2009, the IRS commenced an examination of the Company's U.S. income tax returns for 2006 and 2007 that is anticipated to be completed by the end of 2010. In May 2009, the IRS and the Company entered the Compliance Assurance Process ("CAP") program for 2009. The Company also currently is subject to income tax examinations by various state, local and other foreign tax authorities. In addition, in June 2009, the Company and the IRS signed its advance pricing agreement ("APA") contract memorializing the mutual agreement letter between Switzerland and the United States for years through 2014 that covers all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions. Finally, during the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012. The Company expects that the Japanese-Swiss APA will be concluded in 2009 or 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations. Tax authorities throughout the world, from time to time, routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues. The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with FASB Interpretation ("FIN") No. 48 which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax. Management believes that the Tax Reserves are fairly stated and that the possibility of a significant increase during the next 12 months in the total amounts of unrecognized tax benefits reflected in the Tax Reserves related to periods through the end of this reporting period is remote. However, the Company believes it is reasonably possible that approximately 80% of the Tax Reserves could be eliminated during the next 12 months as a result of actual payment of amounts included in the Tax Reserves and/or developments in various audits concerning multiple issues, including transfer pricing concerns.

The total amount of gross unrecognized tax benefits included in the Tax Reserves decreased by $12 to $118 in the first six months of 2009. The net decrease in unrecognized tax benefits reflects net reductions related to progress on audit settlements, APA negotiations, the lapse of statutes of limitations and other minor items. The amount that would impact the effective tax rate, if recognized, decreased by $5 to $115 for the first six months of 2009. The Company's policy is to classify interest and penalties in income tax expense. The gross amount of interest and penalties accrued as part of Tax Reserves did not change materially during the first six months of 2009. At June 30, 2009, the condensed consolidated balance sheet included $20 in other current liabilities and $16 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.

(11) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating income is derived from operating profits within the United States. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, certain manufacturing and other corporate functions.

(in millions, except share and per share data)

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales		Operating Income		Depreciation and Amortization	
Three months ended June 30,	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
United States	$ 790	$ 788	$ 475	$ 437	$ 11	$ 11
International	887	948	372	397	22	21
Segments total	1,677	1,736	847	834	33	32
Manufacturing operations	--	--	(19)	(10)	12	12
Research and development	--	--	(137)	(119)	5	4
General corporate	--	--	(40)	(39)	3	2
Share-based compensation	--	--	(19)	(20)	--	--
Total	$ 1,677	$ 1,736	$ 632	$ 646	$ 53	$ 50

	Sales		Operating Income		Depreciation and Amortization	
Six months ended June 30,	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
United States	$ 1,448	$ 1,460	$ 828	$ 804	$ 23	$ 24
International	1,722	1,812	751	745	42	41
Segments total	3,170	3,272	1,579	1,549	65	65
Manufacturing operations	--	--	(36)	(24)	24	23
Research and development	--	--	(256)	(234)	9	8
General corporate	--	--	(99)	(91)	6	4
Share-based compensation	--	--	(42)	(54)	--	--
Total	$ 3,170	$ 3,272	$ 1,146	$ 1,146	$ 104	$ 100

Certain 2008 expenses were reclassified to align with the 2009 reporting structure, the most significant of which was to move the operating expenses of the Swiss service center from the general corporate function to the International business segment.

On February 11, 2009, the Company announced that it has initiated programs to align its operations with the evolving economic conditions and market environment. These programs included a staffing reduction of approximately 260 employee positions that resulted in a pre-tax charge of $18 for the six months ended June 30, 2009, which was included in general corporate expenses.

(in millions, except share and per share data)

(12) Share-Based Compensation Plans

On February 10, 2009, pursuant to the 2002 Alcon Incentive Plan, the Company's board of directors approved the grant, effective February 17, 2009, to certain employees of share-settled stock appreciation rights ("SSARs") and stock options for approximately 2.1 million Alcon common shares. The exercise price of a SSAR or an option was set at the closing market price of one Alcon common share, as reported by the New York Stock Exchange on the date of the grant, February 17, 2009, which was $87.09 per share. The SSARs and stock options are scheduled to become exercisable in 2012 and expire in 2019. The board also approved the grant, effective February 17, 2009, to certain employees of approximately 420,000 share-settled restricted share units ("RSUs"). The RSUs vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 62. The Company's board of directors also approved the grant, effective February 17, 2009, of approximately 47,000 performance share units to senior executive officers and other selected executives. The performance share units are designed to award additional compensation in the form of Alcon shares if earnings per share targets during a three-year period are met. The final award may be adjusted by a total shareholder return multiplier. The performance share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 62.

On May 5, 2009, the Company’s board of directors approved an award effective May 8, 2009 to each non-employee director of Alcon of 3,150 SSARs and 700 RSUs. The exercise price of a SSAR was set at the closing price of one Alcon common share, as reported on the New York Stock Exchange on the date of grant, May 8, 2009, which was $96.02 per share. Both the SSARs and RSUs have a three-year cliff vesting period from the date of grant. A non-employee director is a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon.

The weighted average grant-date "fair value” of SSARs and stock options granted during the period ended June 30, 2009 was $18.87 per instrument. The "fair value" of each SSAR and stock option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Six months ended June 30, 2009
Expected volatility	31.5%
Risk-free interest rate	1.66%
Expected dividend yield	3.0%
Expected term	5 years

The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through the grant dates and, due to its short history as a public company, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company's historic dividend yield since 2003, projected dividend increases and other relevant information.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Restricted share units are recognized over the required service period at the closing market price for Alcon common shares on the date of grant.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

The weighted average grant-date "fair value" of performance share units granted during the period ended June 30, 2009 was $86.39 per instrument. The "fair value" of each performance share unit was estimated as of the date of grant using a Monte Carlo valuation model with the following weighted average assumptions:

	Six months ended June 30, 2009
Expected volatility	31.5%
Risk-free interest rate	1.22%
Expected dividend yield	3.0%
Expected term	3 years

Forfeitures were estimated based on historical experience.

If factors change and the Company employs different assumptions in the application of SFAS No. 123(R), "Share-Based Payment" in future periods, the compensation expense that the Company records under SFAS No. 123(R) may differ significantly from what the Company has recorded in the current period.

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the related share-based awards, with the acceleration of expense for individuals meeting the requirements to retire as described above.

The effects of share-based equity awards on operating income and net earnings were:

	Three months ended June 30,	
	2009	2008
Total share-based equity award costs applicable for period	$ 18	$ 17
Costs capitalized in inventory	--	2
Costs recognized in operating income	18	19
Less tax benefit recognized in net earnings	6	6
Reduction to net earnings	$ 12	$ 13

	Six months ended June 30,	
	2009	2008
Total share-based equity award costs applicable for period	$ 41	$ 54
Costs capitalized in inventory	--	--
Costs recognized in operating income	41	54
Less tax benefit recognized in net earnings	13	18
Reduction to net earnings	$ 28	$ 36

The effects of share-based liability awards on operating income for the three months ended June 30, 2009 and 2008 were a decrease of $1 and a decrease of $1, respectively. The effects of share-based liability awards on operating income for the six months ended June 30, 2009 and 2008 were a decrease of $1 and a decrease of less than $1, respectively.

(in millions, except share and per share data)

The Company intends to satisfy all equity awards granted prior to December 31, 2003 and after December 31, 2007 with the issuance of new shares from conditional capital authorized for the 2002 Alcon Incentive Plan. At June 30, 2009, the Company has reserved approximately 13.2 million Alcon common shares for issuance pursuant to the 2002 Alcon Incentive Plan.

The Company's board of directors previously authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the 2002 Alcon Incentive Plan. At June 30, 2009, outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 1.8 million Alcon common shares. The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and prior to January 1, 2008.

(13) Pension and Postretirement Benefits

Components of net periodic benefit costs:

	Pension Benefits		Postretirement Benefits	
Three months ended June 30,	**2009**	**2008**	**2009**	**2008**
Service cost	$ 5	$ 6	$ 4	$ 3
Interest cost	7	6	4	4
Expected return on assets	--	(1)	(3)	(3)
Prior service cost	--	--	--	--
Net losses (gains)	1	2	1	--
Net periodic benefit cost	$ 13	$ 13	$ 6	$ 4

	Pension Benefits		Postretirement Benefits	
Six months ended June 30,	**2009**	**2008**	**2009**	**2008**
Service cost	$ 10	$ 12	$ 7	$ 7
Interest cost	13	12	8	7
Expected return on assets	(1)	(1)	(5)	(6)
Prior service cost	--	--	--	--
Net losses (gains)	3	3	2	1
Net periodic benefit cost	$ 25	$ 26	$ 12	$ 9

The Company adopted the measurement date provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," effective January 1, 2008. The Company elected to utilize the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31. Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $0.8, net of taxes) to retained earnings as of January 1, 2008.

The Company maintains an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At June 30, 2009, the accompanying condensed consolidated balance sheet included net assets of the trust (cash and cash equivalents of $44, short term investments of $213 and long term investments of $23) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

(in millions, except share and per share data)

(14) Shareholders' Equity

(a) *Share Cancellation*

On May 5, 2009, Alcon's shareholders approved the cancellation of 1,043,400 Alcon common shares, which the Company purchased during 2008. After the fulfillment of certain formal Swiss law requirements, the cancellation is expected to become effective in July or August 2009.

(b) *Shareholder Agreement*

On April 6, 2008, Nestlé and Novartis AG ("Novartis") executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share. This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé. The option rights commence on January 1, 2010 and expire on July 31, 2011. As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a 20.5% premium above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

The consummation of a purchase and sale transaction under the Purchase and Option Agreement is subject to regulatory approvals. The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

(15) Commitments and Contingencies

Alcon, either alone or jointly with its commercial partners, has filed ten patent infringement actions against five different generic drug companies. With the exception of one Canadian generic challenger, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of Alcon products, under what is known as an Abbreviated New Drug Application ("ANDA").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's *Vigamox*® antibiotic ophthalmic solution. Moxifloxacin, the primary ingredient in *Vigamox*®, is licensed to Alcon by Bayer HealthCare AG. As part of its ANDA, Teva challenged three patents covering Alcon's innovator product *Vigamox*®. Two of the patents are owned by Alcon's licensor, Bayer HealthCare AG, and the third, which expires in 2020, is owned by Alcon. The two Bayer HealthCare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer HealthCare's systemic moxifloxacin product, Avelox®. Suit was filed by Alcon and Bayer HealthCare as co-plaintiffs against Teva relative to the *Vigamox*® ANDA on April 5, 2006 in the U.S. District Court in Delaware. Bayer HealthCare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged. Trial was scheduled to begin February 26, 2008, but the dispute between Bayer HealthCare and Teva relative to the two Bayer HealthCare patents was resolved by settlement on the eve of trial. Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer HealthCare patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents. Teva has therefore relinquished any claim that it is

(in millions, except share and per share data)

entitled to market the generic ophthalmic product prior to September 4, 2014. Alcon remains the exclusive ophthalmic licensee under the Bayer HealthCare patents. The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008. Judgment is not expected until the second half of 2009. Should Teva succeed in overcoming the Alcon patent and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's *Vigamox*® product in the United States on September 4, 2014, well before the 2020 expiration of the Alcon patent. Such competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's *Patanol*® anti-allergy eye product. Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent that has not been challenged in this case and expires on December 18, 2010. The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015. Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial was scheduled for July 27, 2009, but on July 13, 2009, the Court vacated the trial date and indicated that a new trial date would be set by a separate order. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in the United States until December 18, 2010. Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's *Patanol*® product. Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA is also challenging Kyowa's composition patent on olopatadine, the active agent in *Patanol*®. Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007. As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. The 30-month period after which the FDA could approve Barr's generic product will expire at the end of March 2010, nine months before the Kyowa composition patent expires. Trial is currently scheduled for late April 2010. Should Barr succeed in overcoming both of the challenged patents and secure FDA approval, it and Apotex may be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in the United States prior to December 18, 2010. Such competition would be expected to impact significantly the Company's sales and profits.

The fourth patent infringement action was filed after Alcon received notice in late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's *Pataday*™ once daily olopatadine product. The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the *Pataday*™ formulation. Of the two Alcon patents, the latest expiry date is November 2023. Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010. Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex and Barr *Patanol*® product cases are pending) on January 8, 2009. As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. The 30-month period after which the FDA could approve Barr's generic product should expire in May 2011. Trial has not yet been scheduled in this case. If Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Pataday*™ product in the United States on December 18, 2010. Such competition would be expected to impact significantly the Company's sales and profits.

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz respectively.

(in millions, except share and per share data)

Alcon received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon's *Pataday*™ once daily olopatadine product. Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the *Pataday*™ formulation. Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010. Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA until June 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has not yet been scheduled in this case. If Apotex succeeds in overcoming both of the challenged patents and secures FDA approval, and after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Pataday*™ product in the United States in April 2011. Such competition would be expected to impact the Company's sales and profits.

Alcon received notice on January 15, 2009 that Sandoz Inc. (an affiliate of Novartis) has filed an ANDA challenging one of the patents underlying Alcon's *Patanol*® product. Similar to the Apotex ANDA on *Patanol*®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010. Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA until June 2011 unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge. Trial has not yet been scheduled in this case and consolidation with the above-described Barr (*Patanol*®) suit has been requested. Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, if Sandoz succeeds in overcoming the challenged patent and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in the United States in April 2011. Such competition would be expected to impact significantly the Company's sales and profits.

By letter dated March 17, 2009, Alcon received notice that Barr Laboratories, Inc. has filed a Paragraph IV certification with its ANDA for a generic version of Alcon's *TRAVATAN*® product containing 0.004% travoprost. Barr is challenging the following patents listed in the Orange Book for *TRAVATAN*®: U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062. With the exception of the '383 patent, which expires in 2013, all of the patents will expire in December 2014. Alcon filed suit against Barr in the U.S. District Court in Delaware on April 30, 2009 and thereby secured the statutory 30-month stay on FDA approval of the generic product. The FDA must delay any approval of the Barr ANDA until September 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has not yet been scheduled in this case. Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon's *TRAVATAN*® product in the United States. Such competition would be expected to impact significantly the Company's sales and profits.

By letter dated April 9, 2009, Sandoz Canada Inc. (an affiliate of Novartis) notified Alcon Canada that Sandoz has filed an Abbreviated New Drug Submission (ANDS) seeking approval from the Canadian Minister of Health to market a generic version of Alcon's *Patanol*® product. The Sandoz ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the *Patanol*® product. The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016. Alcon and Kyowa filed suit on May 25, 2009 in the Federal Court in Toronto, thereby securing a 24-month delay in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval. Should Sandoz succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012. Such competition would be expected to impact the Company's sales and profits.

By letter dated June 1, 2009, Alcon received notice that Par Pharmaceutical, Inc. has filed a Paragraph IV certification with its ANDAs for a generic version of Alcon's *TRAVATAN*® and *TRAVATAN Z*® products. Par is

(in millions, except share and per share data)

challenging the following patents listed in the Orange Book for *TRAVATAN*® and *TRAVATAN Z*®: U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; 6,011,062; 6,503,497; and 6,849,253. All of these patents will expire by the end of 2014. On July 1, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Par ANDAs until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has not yet been scheduled in this case and consolidation with the above-described Barr (*TRAVATAN*®) suit has been requested. Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the *TRAVATAN*® product, if Par succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling generic travoprost products that would compete with Alcon's *TRAVATAN*® and *TRAVATAN Z*® products in the United States in December 2011. Such competition would be expected to impact significantly the Company's sales and profits.

By letter dated June 24, 2009, Alcon received notice that Barr Laboratories, Inc. has filed a Paragraph IV certification with its ANDA for a generic version of Alcon's *TRAVATAN Z*® product. Barr is challenging the following patents listed in the Orange Book for *TRAVATAN Z*®: U.S. Patent Nos. 5,510,383; 5,889,052; 6,503,497; and 6,849,253. All of the patents will expire by the end of 2014. On July 13, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has not yet been scheduled in this case, and a request for consolidation with the above-described Barr (*TRAVATAN*®) and Par (*TRAVATAN*® and *TRAVATAN Z*®) suits is being considered. Subject to the possibility of the 180-day exclusivity period that could accrue to Par (as first filer) relative to the *TRAVATAN Z*® product, if Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon's *TRAVATAN Z*® product in the United States in December 2011. Such competition would be expected to impact significantly the Company's sales and profits.

In April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc. Synergetics asserts that it has suffered losses resulting from alleged unlawful/unfair practices and seeks a recovery that it claims could exceed $100. Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics's products, particularly its line of light sources, light pipes and other accessories. Synergetics also asserts that Alcon engaged in allegedly anti-competitive behaviors. While there can be no assurance that an adverse outcome in the case cannot occur, the Company believes that the Synergetics claims are without merit. On June 23, 2008, the Company filed its answer and counterclaim in the District Court. Synergetics subsequently amended its original Complaint, and on October 14, 2008, the Company filed its Motion to Dismiss Synergetics's First Amended Complaint. On February 12, 2009, Synergetics filed a Motion for Summary Judgment relative to the Company's counterclaims. On February 23, 2009, the court granted the Company's Motions to Dismiss based on Synergetics's failure to properly plead its claims. On March 6, 2009, Synergetics filed a Second Amended Complaint. The Company then filed another Motion to Dismiss directed to the Second Amended Complaint. That motion was granted in-part and denied in-part on June 4, 2009. On July 9, 2009, the Court granted Synergetics's Motion for Summary Judgment on the Company's counterclaims. The Company intends to vigorously defend itself in the case. A trial date in 2010 is expected but has not yet been scheduled by the court.

A subsidiary of the Company, Alcon Research, Ltd., filed a Complaint on October 9, 2008 against Synergetics USA, Inc. for patent infringement of U.S. Patent No. 5,603,710, entitled, "Laser Delivery System with Soft Tip." The suit was filed in the U.S. District Court for the Northern District of Texas in Fort Worth. The Complaint asserts that Synergetics has knowingly and willfully infringed the Company's patent, which is directed to ophthalmic laser delivery systems having a probe with a soft tip. In addition to seeking actual and exemplary monetary damages relating to the willful patent infringement and injunctive relief to prevent Synergetics from continuing its infringement of the patent, the Company is requesting that the District Court award the Company its attorneys' fees and costs. Synergetics has answered the Complaint and counterclaimed for a declaratory judgment of non-infringement and

(in millions, except share and per share data)

patent invalidity. No trial date has been set. An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On February 25, 2009, the Company, together with subsidiaries Alcon Laboratories, Inc. and Alcon Research, Ltd., filed a second suit against Synergetics in the U.S. District Court in Fort Worth. This case alleges infringement of Alcon's U.S. Patent 5,318,560 directed to aspirating laser probes, as well as trademark infringement and unfair competition relating to Synergetics's unauthorized use of Alcon's marks (*ALCON*®, *Accurus*®, and *Grieshaber*®) on its website. On March 20, 2009, these claims were added to an amended complaint in the '710 patent suit described immediately above, effectively merging the two suits. An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits. Synergetics has requested that the U.S. Patent and Trademark Office reexamine both patents-in-suit and has filed a motion to stay the litigation pending a decision by the Patent Office. The court has not ruled on that motion.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas. Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company's *ReSTOR*®, intraocular lens. The patent, which expires at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc. Alcon filed its Answer January 12, 2009. The Answer includes a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed. No trial date has been set.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Manufacturing, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842). The complaint claims that the Company's *Azopt*®, product and, potentially, other products infringe the two patents. The Company answered and counterclaimed on May 12, 2009. Elan then moved to dismiss certain of the Company's affirmative defenses and counterclaims. The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company's inequitable conduct counterclaims. The Company believes that it has strong defenses and intends to defend itself vigorously.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products. The Company operates in an industry susceptible to significant product liability claims. Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Three months ended June 30, 2009 compared to three months ended June 30, 2008

The following discussion compares operations for the three months ended June 30, 2009 to operations for the three months ended June 30, 2008.

Sales

The Company's global sales decreased 3.4% to $1,677 million for the three months ended June 30, 2009 from the same period in 2008. The effect of unfavorable exchange rates decreased global sales 6.7%. Excluding the effect of foreign exchange fluctuations, global sales would have grown 3.3%, primarily reflecting volume growth during the three months ended June 30, 2009.

	Three Months Ended June 30,			Foreign Currency	Change in Constant
	2009	**2008**	**Change**	**Change**	**Currency (a)**
	(in millions)				
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 391	$ 408	(4.2) %	-- %	(4.2) %
Surgical	296	276	7.2	--	7.2
Consumer Eye Care	103	104	(1.0)	--	(1.0)
Total United States Sales	**790**	**788**	**0.3**	**--**	**0.3**
Alcon International:					
Pharmaceutical	322	338	(4.7)	(13.3)	8.6
Surgical	461	492	(6.3)	(11.8)	5.5
Consumer Eye Care	104	118	(11.9)	(11.9)	--
Total International Sales	**887**	**948**	**(6.4)**	**(12.3)**	**5.9**
Total Global Sales	**$ 1,677**	**$ 1,736**	**(3.4)**	**(6.7)**	**3.3**

(a) Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2009 reported amounts, calculated using 2008 monthly average exchange rates, to the actual 2008 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales improved 0.3% to $790 million for the three months ended June 30, 2009, from $788 million for the comparable period in 2008. This improvement was driven by sales increases for advanced technology intraocular lenses, other cataract and vitreoretinal products, pharmaceuticals to treat glaucoma and infections, and over-the-counter artificial tears eye drops. These increases were partially offset by generic competition to *TobraDex*® suspension, changes in wholesaler purchasing patterns for pharmaceutical products and changes in retailer purchasing patterns in contact lens care products.

Alcon International sales decreased 6.4% to $887 million in the three months ended June 30, 2009, from $948 million in the same period of 2008. The effect of unfavorable exchange rates decreased Alcon International sales 12.3%. Excluding the effect of foreign exchange fluctuations, Alcon International sales would have grown 5.9%, primarily reflecting volume growth during the period. Sales growth of our glaucoma products and the organic sales growth in emerging markets were the main contributors to this performance.

	Three Months Ended June 30,			Foreign Currency	Change in Constant
	2009	2008	Change	Change	Currency (a)
	(in millions)				
Global Product Sales					
Infection/inflammation	$ 208	$ 231	(10.0) %	(6.1) %	(3.9) %
Glaucoma	274	253	8.3	(8.3)	16.6
Allergy	160	168	(4.8)	(3.0)	(1.8)
Otic/nasal	103	103	--	(1.0)	1.0
Other pharmaceuticals/rebates	(32)	(9)	N/M	N/M	N/M
Total Pharmaceutical	**713**	**746**	**(4.4)**	**(6.0)**	**1.6**
Intraocular lenses	289	288	0.3	(8.4)	8.7
Cataract/vitreoretinal	440	449	(2.0)	(7.1)	5.1
Refractive	28	31	(9.7)	(6.5)	(3.2)
Total Surgical	**757**	**768**	**(1.4)**	**(7.5)**	**6.1**
Contact lens disinfectants	116	123	(5.7)	(3.3)	(2.4)
Artificial tears	70	70	--	(10.0)	10.0
Other	21	29	(27.6)	(10.4)	(17.2)
Total Consumer Eye Care	**207**	**222**	**(6.8)**	**(6.3)**	**(0.5)**
Total Global Sales	**$ 1,677**	**$ 1,736**	**(3.4)**	**(6.7)**	**3.3**

N/M - Not Meaningful
(a)   See (a) on previous table.
Note: Certain 2008 sales details have been reclassified to conform to current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products decreased 4.4% during the three months ended June 30, 2009. The effect of unfavorable exchange rates decreased global sales of our pharmaceutical products 6.0%. Excluding the effect of foreign exchange fluctuations, our sales of pharmaceutical products would have grown 1.6%. Sales of our glaucoma and otic products reflected volume gains. These gains were substantially offset by the loss of patent protection for *TobraDex*® suspension and contraction in the ocular allergy market.

Our line of glaucoma products includes *TRAVATAN*® ophthalmic solution, *TRAVATAN Z*® ophthalmic solution and *DuoTrav*™ ophthalmic solution. *TRAVATAN Z*® enables doctors to help glaucoma patients with a benzalkonium chloride ("BAC") free prostaglandin analogue formation. *DuoTrav*™ is a combination of the prostaglandin analogue travoprost in *TRAVATAN*® with the beta blocker timolol and is marketed in several European Union countries, Canada and Australia. Combined sales of our family of *TRAVATAN*® products grew 15.4% for the three months ended June 30, 2009, reflecting share and volume growth in the United States and the International business segments.

During the three months ended June 30, 2009, *Azopt*® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor, posted a 3.7% sales increase. The introduction of *Azarga*® ophthalmic suspension in Europe, subsequent to its approval in late 2008, has been well received.

Sales of *Vigamox*® ophthalmic solution, our leading anti-infective fluoroquinolone drug, increased 15.3% compared to 2008, reflecting global volume growth and price increases. (Moxifloxacin, the primary ingredient in *Vigamox*®, is licensed to Alcon by Bayer HealthCare AG.) *NEVANAC*® ophthalmic suspension is our non-steroidal anti-inflammatory drug ("NSAID") for the treatment of pain and inflammation associated with cataract surgery. Sales of *NEVANAC*® grew 17.0% in the three months ended June 30, 2009 over the same period of the prior year, primarily from growth outside the United States.

Pursuant to a prior legal settlement, a competitor of Alcon's launched a generic version of *TobraDex*® ophthalmic suspension on January 1, 2009. Falcon Pharmaceuticals, our generic pharmaceutical subsidiary, also launched a generic version of *TobraDex*® suspension on January 2, 2009. During the three months ended June 30, 2009, sales of *TobraDex*® ophthalmic suspension, our branded combination drug for the treatment of infection and inflammation, decreased 60.1% globally, primarily within the United States, over the same period of 2008. We expect that these generic products will result in a decline of our sales and profits for *TobraDex*® for 2009.

Contraction in the global allergy markets resulted in a combined decline for global sales of our leading allergy products, *Patanol*® and *Pataday*™ ophthalmic solutions in the three months ended June 30, 2009. However, we continued to expand market share in the contracting markets.

Sales of otic/nasal products were flat in the three months ended June 30, 2009, compared to the same period of 2008, despite contraction in the market for otic products. Sales of *CIPRODEX*® otic suspension were positively influenced by market share gains, which offset a decrease in U.S. otic market volume during 2009. (*CIPRODEX*® is a registered trademark of Bayer AG, licensed to Alcon by Bayer HealthCare AG.) Sales in 2008 reflected the initial distribution and U.S. launch of *Patanase*® nasal spray in May 2008.

The change in the other pharmaceuticals/rebates line for the period ended June 30, 2009, compared to 2008, primarily reflects growth in rebates under the U.S. Medicaid program attributable to increasing utilization rates and higher statutory discounts.

Surgical

Global sales of our surgical products declined 1.4% to $757 million in the three months ended June 30, 2009, compared to 2008. The effect of unfavorable exchange rates decreased global sales of our surgical products 7.5%. Excluding the effect of foreign exchange fluctuations, our sales of surgical products would have increased 6.1%. Higher sales of advanced technology intraocular lenses, monofocal intraocular lenses and cataract and vitreoretinal products (which include surgical equipment, devices and disposable products) accounted for the constant currency growth.

Sales of intraocular lenses increased 0.3% in the three months ended June 30, 2009 over the same period in 2008. Excluding the effect of foreign exchange fluctuations, intraocular lens sales would have increased 8.7%. We continued to see some pressure on cataract procedures and advanced technology intraocular lenses due to global economic conditions. Reported global sales of our advanced technology lenses increased 30.1% in the three months ended June 30, 2009 and would have grown 38.3%, without the 8.2% negative effect of foreign exchange fluctuations. Our advanced technology lenses include the *AcrySof*® *ReSTOR*® multifocal intraocular lens that corrects presbyopia and the *AcrySof*® *Toric* intraocular lens that corrects pre-existing astigmatism.

Sales of other surgical products were adversely impacted by exchange rates but grew faster on a constant currency basis in the international markets due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products and the introduction of products in additional markets. The solid constant currency sales growth came from most major product categories within the cataract and vitreoretinal segments.

Refractive sales declined 9.7% to $28 million for the three months ended June 30, 2009. Excluding the effect of foreign exchange fluctuations, refractive sales for 2009 would have decreased 3.2%, primarily as a result of global economic conditions.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care solutions, artificial tears and other general eye care products, decreased 6.8% to $207 million in the three months ended June 30, 2009, compared to $222 million in the three months ended June 30, 2008. The effect of unfavorable exchange rates decreased global sales of our consumer eye care products 6.3%. Excluding the effect of foreign exchange fluctuations, our sales of consumer eye care products would have decreased 0.5%.

Sales of our contact lens disinfectants declined 5.7% in the three months ended June 30, 2009 compared to the same period in 2008. Excluding the impact of foreign exchange, sales of contact lens care disinfectants decreased 2.4%, due primarily to a decline in the market for branded multi-purpose solutions, changes in retailer purchasing patterns and competitive pressures.

Sales of our artificial tears products, including *Systane*® and *Systane*® *Ultra* lubricant eye drops, would have grown 10.0% on a constant currency basis, compared to the same period in 2008, primarily due to volume and price gains. A portion of the improvement was due to the launch of *Systane*® *Ultra* in the United States in July 2008. The 10.0% negative effect attributable to foreign exchange fluctuations held reported sales of our artificial tears products flat over 2008.

Gross Profit

Gross profit decreased 4.5% to $1,262 million in the three months ended June 30, 2009 from $1,321 million in 2008. Gross profit decreased as a percent of sales to 75.3% in the three months ended June 30, 2009 from 76.1% in 2008. Gross profit margin declined as a result of the loss of gross margin on sales of tobramycin/dexamethasone combination products from generic competition to *TobraDex*® and the effect of differences in foreign currency exchange rates between the second quarters of 2009 and 2008.

Operating Expenses

Selling, general and administrative expenses decreased 11.2% to $468 million in the three months ended June 30, 2009 from $527 million in 2008. Selling, general and administrative expenses decreased as a percentage of sales to 27.9% from 30.4% in 2008. The decrease in expenses reflected the favorable effects of foreign currency fluctuations, lower share-based payments expense, labor savings from the 2009 workforce reduction and disciplined cost management programs.

Research and development expenses increased 10.6% to $157 million (or 9.4% of sales) in the three months ended June 30, 2009 from $142 million (or 8.2% of sales) in 2008. The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines.

Operating Income

Operating income decreased 2.2% to $632 million in the three months ended June 30, 2009 from $646 million in 2008. This decline in 2009 reflected the decrease in gross profit that was partially offset by decreased operating expenses discussed above.

Alcon United States business segment operating income increased 8.7% to $475 million, or 60.1% of sales, in the three months ended June 30, 2009 from $437 million, or 55.4% of sales, in 2008. Operating income as a percent of sales improved in 2009 primarily as a result of disciplined cost management programs.

Alcon International business segment operating income decreased 6.3% to $372 million, or 41.9% of sales, in the three months ended June 30, 2009 from $397 million, or 41.9% of sales in 2008. In 2009, the operating income margin remained flat as result of the temporary effect of differences in foreign currency exchange rates on gross margins between the second quarters of 2009 and 2008 that offset improved operating expense margins.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.

Interest and Other Income (Expenses)

Interest income decreased 35.0% to $13 million in the three months ended June 30, 2009 from $20 million in 2008, primarily as a result of lower short term interest rates, partially offset by higher balances of cash and cash equivalents in 2009. Interest expense decreased 64.3% to $5 million in the three months ended June 30, 2009 from $14 million in 2008, resulting from lower borrowings and decreased interest rates.

Other, net, included gains (losses) on investments for the three months ended June 30, 2009 and 2008 as follows:

	Three months ended June 30,			
	2009		2008	
	(in millions)			
Realized gains (losses) on sale of investments	$	(22)	$	--
Unrealized gains (losses) on investments classified as trading securities		26		1
Other		(2)		--
Total	$	2	$	1

Alcon and its subsidiaries invest cash generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities. The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income. The Company's long term liabilities are evaluated with the help of outside consultants and are offset by a portfolio of investments with similar durations and appropriate hurdle rates.

Despite the significant weighting to cash, the Company had material exposure during the first two quarters of 2009 and 2008 to the following investment markets: fixed income securities, hedge funds, senior secured bank loans funds and equities. The Company has requested redemption of its investments in hedge funds and expects to receive the majority of those proceeds throughout 2009.

Income Tax Expense

Income tax expense decreased to $69 million in the three months ended June 30, 2009 from $83 million in the same period of 2008. The effective tax rate was 10.6% in the three months ended June 30, 2009, compared to 12.8% in the three months ended June 30, 2008.

The 10.6% effective tax rate for the three months ended June 30, 2009 reflected the combined effects of (i) differences in product and geographic earnings mix, including a larger share of research and development funding from the United States, (ii) the Swiss tax benefits associated with the expansion of the Company's global administration operations in Switzerland, (iii) the passage of the research and experimentation credit in the fourth quarter of 2008 and (iv) period items related to audit settlements, APA negotiations, the lapse of statutes of limitations and other minor items.

Net Earnings

Net earnings increased 2.6% to $582 million in the three months ended June 30, 2009 from $567 million in 2008. This increase resulted from 2009 gains from reductions in selling, general and administrative expenses, foreign currency changes and reductions in income taxes.

Six months ended June 30, 2009 compared to six months ended June 30, 2008

The following discussion compares operations for the six months ended June 30, 2009 to operations for the six months ended June 30, 2008.

Sales

The Company's global sales decreased 3.1% to $3,170 million for the six months ended June 30, 2009 from the same period in 2008. The effect of unfavorable exchange rates decreased global sales 7.2%. Excluding the effect of foreign exchange fluctuations, global sales would have grown 4.1%, primarily reflecting volume growth during the three months ended June 30, 2009.

	Six Months Ended June 30,		Change	Foreign Currency Change	Change in Constant Currency (a)
	2009	2008			
	(in millions)				
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 698	$ 726	(3.9) %	-- %	(3.9) %
Surgical	554	530	4.5	--	4.5
Consumer Eye Care	196	204	(3.9)	--	(3.9)
Total United States Sales	**1,448**	**1,460**	**(0.8)**	**--**	**(0.8)**
Alcon International:					
Pharmaceutical	641	648	(1.1)	(13.1)	12.0
Surgical	876	936	(6.4)	(12.7)	6.3
Consumer Eye Care	205	228	(10.1)	(13.6)	3.5
Total International Sales	**1,722**	**1,812**	**(5.0)**	**(13.0)**	**8.0**
Total Global Sales	**$ 3,170**	**$ 3,272**	**(3.1)**	**(7.2)**	**4.1**

(a) Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2009 reported amounts, calculated using 2008 monthly average exchange rates, to the actual 2008 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales decreased 0.8% to $1,448 million for the six months ended June 30, 2009, from $1,460 million for the comparable period in 2008. The decrease was mostly due to generic competition to *TobraDex*® suspension, lower market prescription volumes, lower cataract equipment sales and changes in retailer purchasing patterns in the consumer products. These factors were partially offset by market share gains in several product categories, including increased sales of advanced technology intraocular lenses and glaucoma products.

Alcon International sales decreased 5.0% to $1,722 million in the six months ended June 30, 2009, from $1,812 million in the same period of 2008. The effect of unfavorable exchange rates decreased Alcon International sales 13.0%. Excluding the effect of foreign exchange fluctuations, Alcon International sales would have grown 8.0%, reflecting volume growth during the period. International sales grew on a constant currency basis across all product lines. Pharmaceutical sales growth in Japan and the organic sales growth in emerging markets were the main contributors to this performance.

	Six Months Ended June 30,		Change	Foreign Currency Change	Change in Constant Currency (a)
	2009	2008			
	(in millions)				
Global Product Sales					
Infection/inflammation	$ 410	$ 459	(10.7) %	(6.1) %	(4.6) %
Glaucoma	507	463	9.5	(8.6)	18.1
Allergy	303	299	1.3	(1.7)	3.0
Otic/nasal	179	170	5.3	(2.3)	7.6
Other pharmaceuticals/rebates	(60)	(17)	N/M	N/M	N/M
Total Pharmaceutical	**1,339**	**1,374**	**(2.5)**	**(6.1)**	**3.6**
Intraocular lenses	537	549	(2.2)	(8.8)	6.6
Cataract/vitreoretinal	840	855	(1.8)	(7.9)	6.1
Refractive	53	62	(14.5)	(6.4)	(8.1)
Total Surgical	**1,430**	**1,466**	**(2.5)**	**(8.2)**	**5.7**
Contact lens disinfectants	222	237	(6.3)	(4.6)	(1.7)
Artificial tears	135	136	(0.7)	(11.7)	11.0
Other	44	59	(25.4)	(6.8)	(18.6)
Total Consumer Eye Care	**401**	**432**	**(7.2)**	**(7.2)**	**--**
Total Global Sales	**$ 3,170**	**$ 3,272**	**(3.1)**	**(7.2)**	**4.1**

N/M - Not Meaningful
(a) See (a) on previous table.
Note: Certain 2008 sales details have been reclassified to conform to current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products decreased 2.5% during the six months ended June 30, 2009. The effect of unfavorable exchange rates decreased global sales of our pharmaceutical products 6.1%. Excluding the effect of foreign exchange fluctuations, our sales of pharmaceutical products would have grown 3.6%. Sales of key products in most major therapeutic categories reflected volume gains and share growth.

Our line of glaucoma products includes *TRAVATAN*®, *TRAVATAN Z*® and *DuoTrav*™. Even including the effects of foreign exchange, combined sales of our family of *TRAVATAN*® products grew 17.0% for the six months ended June 30, 2009, reflecting growth in the United States and the International business segments. During the six months ended June 30, 2009, *Azopt*® posted a 4.1% sales increase. The introduction of Azarga® in Europe, subsequent to its approval in late 2008, has been well received.

Sales of *Vigamox*®, our leading anti-infective fluoroquinolone drug, increased 0.9% compared to 2008 (2.2% excluding the 1.3% negative effect of foreign exchange fluctuations), reflecting volume growth outside the United States. Sales of anti-inflammatory *NEVANAC*® grew 11.4% in the six months ended June 30, 2009 over the same period of the prior year, due primarily to new product registrations outside the United States.

Pursuant to a prior legal settlement, a competitor of Alcon's launched a generic version of *TobraDex*® ophthalmic suspension on January 1, 2009. Falcon Pharmaceuticals, our generic pharmaceutical subsidiary, also launched a generic version of *TobraDex*® suspension on January 2, 2009. During the six months ended June 30, 2009, sales of *TobraDex*® ophthalmic suspension, our branded combination drug for the treatment of infection and inflammation, decreased 57.0% globally, primarily within the United States, over the same period of 2008. We expect that these generic products will result in a decline of our sales and profits for *TobraDex*® for 2009.

Despite contraction in the U.S. allergy market, global sales of our leading allergy products, *Patanol*® and *Pataday*™, grew 2.3% in the six months ended June 30, 2009. The increase in sales reflected growth outside the United States during the first quarter of 2009; however, we continued to expand market share in the contracting U.S. market.

Sales of otic/nasal products increased 5.3% in the six months ended June 30, 2009 over the same period of 2008, despite contraction in the market for otic products. Sales of *CIPRODEX*® otic suspension were positively influenced by market share gains, which offset a decrease in U.S. otic market volume during 2009. Sales in 2008 included the initial distribution and U.S. launch of *Patanase*® nasal spray in May 2008.

The change in the other pharmaceuticals/rebates line for the period ended June 30, 2009, compared to 2008, primarily reflects growth in rebates under the U.S. Medicaid program attributable to increasing utilization rates and higher statutory discounts.

Surgical

Global sales of our surgical products declined 2.5% to $1,430 million in the six months ended June 30, 2009, compared to 2008. The effect of unfavorable exchange rates decreased global sales of our surgical products 8.2%. Excluding the effect of foreign exchange fluctuations, our sales of surgical products would have increased 5.7%. Higher sales of advanced technology intraocular lenses, monofocal intraocular lenses and cataract and vitreoretinal products (which include surgical equipment, devices and disposable products) accounted for the constant currency growth.

Sales of intraocular lenses decreased 2.2% in the six months ended June 30, 2009 over the same period in 2008. Excluding the 8.8% negative effect of foreign exchange fluctuations, intraocular lens sales would have increased 6.6%. We continued to see some pressure on cataract procedures and advanced technology intraocular lenses due to global economic conditions. Reported global sales of our advanced technology lenses, such as the *AcrySof*® *ReSTOR*® and the *AcrySof*® *Toric*, increased 15.9% in the six months ended June 30, 2009 and would have grown 24.4%, without the 8.5% negative effect of foreign exchange fluctuations.

Sales of other surgical products were adversely impacted by exchange rates but grew faster on a constant currency basis in the international markets due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products and the introduction of products in additional markets. The solid constant currency sales growth came from most major product categories within the cataract and vitreoretinal segments.

Refractive sales declined 14.5% to $53 million for the six months ended June 30, 2009. Refractive sales for 2009 decreased primarily as a result of global economic conditions.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care solutions, artificial tears and other general eye care products, decreased 7.2% to $401 million in the six months ended June 30, 2009, compared to $432 million in the six months ended June 30, 2008. The effect of unfavorable exchange rates decreased global sales of our consumer eye care products 7.2%. Excluding the effect of foreign exchange fluctuations, our sales of consumer eye care products would have been even with the prior year.

Sales of our contact lens disinfectants declined 6.3% in the six months ended June 30, 2009 compared to the same period in 2008. Excluding the impact of foreign exchange fluctuations, sales of contact lens disinfectants decreased 1.7%, due to changes in retailer purchasing patterns for our contact lens disinfectants, declines in the market for branded multi-purpose solutions and competitive pressures.

Sales of our artificial tears products decreased 0.7% over the same period in 2008. Excluding the effect of foreign exchange fluctuations, sales of our artificial tears products increased 11.0%. The increase was primarily due to share gains for our *Systane*® product line. A portion of the improvement is due to the launch of *Systane*® *Ultra* in the United States in July 2008.

Gross Profit

Gross profit decreased 2.4% to $2,401 million in the six months ended June 30, 2009 from $2,459 million in 2008. Gross profit increased as a percent of sales to 75.7% in the six months ended June 30, 2009 from 75.2% in 2008. Gross profit margin improved as a result of the temporary effect of differences in foreign currency exchange rates between the first quarters of 2009 and 2008. Favorable product sales mix variations and manufacturing efficiencies also contributed to the improvement.

Operating Expenses

Selling, general and administrative expenses decreased 7.0% to $940 million in the six months ended June 30, 2009 from $1,011 million in 2008. Selling, general and administrative expenses decreased as a percentage of sales to 29.6% from 30.9% in 2008. In 2009, we experienced the costs of sales force additions in selected Asian and European countries, as well as lapping costs of prior year sales force additions that took place progressively after the first quarter of 2008 in the United States, Japan and emerging markets to support new product launches and/or increased direct selling share-of-voice competitiveness, and the in-period costs of the reduction in other workforce. These costs were more than offset by the favorable effects of foreign currency fluctuations, lower share-based payments expense, and disciplined cost management programs.

Research and development expenses increased 5.6% to $303 million (or 9.6% of sales) in the six months ended June 30, 2009 from $287 million (or 8.8% of sales) in 2008. The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines. In-period costs for reductions in workforce were mostly offset by decreases in share-based payments expense.

Amortization of intangibles decreased to $12 million in the six months ended June 30, 2009, from $15 million in 2008. Certain paid-up licenses became fully amortized in 2008, reducing amortization expense.

Operating Income

Operating income remained flat at $1,146 million in the six months ended June 30, 2009, compared to 2008. The operating income in 2009 reflected the decrease in gross profit (from lower sales), which was offset by reduced operating expenses discussed above.

Alcon United States business segment operating income increased 3.0% to $828 million, or 57.2% of sales, in the six months ended June 30, 2009 from $804 million, or 55.0% of sales, in 2008. Operating income as a percent of sales improved in 2009 as a result of lower operating expenses, in particular spending programs.

Alcon International business segment operating income increased 0.8% to $751 million, or 43.6% of sales, in the six months ended June 30, 2009 from $745 million, or 41.1% of sales in 2008. In 2009, the operating income margin improved as result of the temporary effect of differences in foreign currency exchange rates between the first quarters of 2009 and 2008, favorable product sales mix on gross margin as a percent of sales and improved operating expense ratio leverage.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.

Interest and Other Income (Expenses)

Interest income decreased 47.8% to $24 million in the six months ended June 30, 2009 from $46 million in 2008, primarily as a result of lower short term interest rates, partially offset by slightly higher balances of cash and cash equivalents in 2009. Interest expense decreased 68.8% to $10 million in the six months ended June 30, 2009 from $32 million in 2008, resulting from lower borrowings and decreased interest rates.

Other, net, included gains (losses) on investments for the six months ended June 30, 2009 and 2008 as follows:

	Six months ended June 30,	
	2009	2008
	(in millions)	
Realized gains (losses) on sale of investments	$ (58)	$ (1)
Unrealized gains (losses) on investments classified as trading securities	66	(10)
Other	(2)	1
Total	$ 6	$ (10)

Alcon and its subsidiaries invest cash generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities. The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income. The Company's long term liabilities are evaluated with the help of outside consultants and are offset by a portfolio of investments with similar durations and appropriate hurdle rates.

Despite the significant weighting to cash, the Company had material exposure during the first two quarters of 2009 and 2008 to the following investment markets: fixed income securities, hedge funds, senior secured bank loans funds and equities. The Company has requested redemption of its investments in hedge funds and expects to receive the majority of those proceeds throughout 2009.

Income Tax Expense

Income tax expense decreased to $131 million in the six months ended June 30, 2009 from $157 million in the same period of 2008. The effective tax rate was 11.2% in the six months ended June 30, 2009, compared to 13.6% in the six months ended June 30, 2008.

The 11.2% effective tax rate for the six months ended June 30, 2009 reflected the combined effects of (i) differences in product and geographic earnings mix, including a larger share of research and development funding from the United States, (ii) the Swiss tax benefits associated with the expansion of the Company's global administration operations in Switzerland, (iii) the passage of the research and experimentation credit in the fourth quarter of 2008 and (iv) period items related to audit settlements, APA negotiations, the lapse of statutes of limitations and other minor items.

Net Earnings

Net earnings increased 3.8% to $1,034 million in the six months ended June 30, 2009 from $996 million in 2008. This increase resulted primarily from 2009 reductions in income taxes.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At June 30, 2009, the Company reported cash and cash equivalents of $2,260 million, short term borrowings and total long term debt of $941 million and consolidated shareholders' equity of $4,780 million. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland and Bermuda, while the Company's debt is borrowed in subsidiary operating companies located elsewhere.

A portion of the Company's assets was held and invested through an irrevocable Rabbi trust in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At June 30, 2009, the accompanying condensed consolidated balance sheet included net assets of the trust (cash and cash equivalents of $44 million, short term investments of $213 million and long term investments of $23 million) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

In order to receive an expedited return of assets held by Lehman Brothers International (Europe) London (in administration) as discussed in note 3 to the condensed consolidated financial statements, Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement. The amount of funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

Contingencies

As further discussed in note 15 to the condensed consolidated financial statements, the Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation contingencies are subject to change based on settlements and court decisions.

Cash Flows

During the six months ended June 30, 2009, the Company generated operating cash flow of $1,115 million, compared to $1,072 million in 2008. The increase primarily reflected the Company's net earnings improvement in 2009.

Investing Activities

Net cash used in investing activities in the six months ended June 30, 2009 was $80 million, compared to $149 million used in investing activities in 2008. Sales and maturities of investments provided cash from investing activities to a greater extent in 2009 than in 2008, as certain adjustments were made in the investment portfolio. Capital expenditures increased in 2009, when compared to 2008. Our capital expenditures were made principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure.

In 2009, we broke ground to build a facility in Singapore that will manufacture pharmaceuticals to be distributed throughout most of Asia. We plan for the 250,000 square foot facility to be fully functional in 2012.

Financing Activities

During the six months ended June 30, 2009, we decreased our short term borrowings by $176 million. Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

In February 2009, approximately 1.2 million employee share-settled stock appreciation rights and over 150,000 employee stock options became exercisable. The exercise price of $122.90 per share applicable to these instruments was greater than the market price on that date and through June 30, 2009. During 2009, approximately 189,000 stock options were exercised, providing proceeds of $10 million to the Company.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that were granted in 2002 and 2003, as well as for share-based awards granted after December 31, 2007.

Since 2002, the Company's board of directors has authorized the purchase on the open market of up to 27 million Alcon common shares to, among other things, satisfy the exercise of equity awards granted to employees that are scheduled to become exercisable in 2007 through 2012. To the extent such share purchases are not required for employee awards, the board may present the shares for approval of cancellation at future shareholders' meetings. Through June 30, 2009, we cumulatively have purchased approximately 25.4 million Alcon common shares (including approximately 61,000 shares in 2009) for $2,704 million (including $5 million in 2009).

In December 2008, as a result of the agreement between Nestlé S.A. and Novartis AG discussed in note 14 to the condensed consolidated financial statements, the Company discontinued the purchase of Alcon common shares in the open market under all share repurchase programs. However, the Company continues to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

On May 5, 2009, Alcon's shareholders approved a proposal by our board of directors to cancel 1,043,400 Alcon common shares that were purchased as treasury shares and to reduce Alcon's share capital by a corresponding amount.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. On May 5, 2009, we declared a dividend of CHF 3.95 per common share, or approximately $3.50 per common share at the exchange rate in effect on May 5, 2009, totaling $1,048 million.

Capital Resources

We expect to meet our current working capital and liquidity needs primarily through cash and cash equivalents, the liquidation of short term investments, and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through operating cash flows and through issuances of commercial paper under the facility described below or other debt, the combination of which we believe would be sufficient, even if our sales were adversely affected as compared to expectations.

Credit and Commercial Paper Facilities

As of June 30, 2009, the Company had credit and commercial paper facilities totaling approximately $3 billion available worldwide, including a $2 billion commercial paper facility. As of June 30, 2009, $482 million of the commercial paper was outstanding at an average interest rate of 0.2% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($52 million) maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's-length transaction. The loan contains a provision that may accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

The Company also had available commitments of $313 million under unsecured revolving credit facilities with Nestlé and its affiliates; at June 30, 2009, $88 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $679 million under which there was an aggregate outstanding balance of $313 million at June 30, 2009. Most of the credit facilities with Nestlé and third parties have terms for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 2.7% at June 30, 2009.

Valuation of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Company has hired investment managers to invest funds in liquid, short term high-quality fixed income investments or equity securities. The portfolios are held at a global custodian and priced using broker/dealer quotes in active markets. The pricing on these securities has not been adjusted by the Company. We have reviewed our global custodian's pricing source hierarchy, which details the preferred pricing source for each asset class. Additionally, our global custodian utilizes a combination of indicative bid and ask/offer quotes to price these securities. Due to the nature of the pricing sources, the Company has classified these investments as either Level 1 or Level 2.

As indicated in note 6 to the condensed consolidated financial statements, financial assets presented at fair value and categorized as Level 3 were corporate investments held in funds professionally managed by investment advisors. These Level 3 financial assets were marked to net asset values furnished in statements received from fund custodians, who reflect valuations conducted according to their respective fund pricing policies and asset types. The Company evaluated these pricing policies utilized by the investment advisors and validated certain fair value measurements.

The financial assets presented at fair value and categorized as Level 3 were generally consistent at June 30, 2009, as compared with December 31, 2008. There were no financial liabilities categorized as Level 3 at the reporting dates. The table presented below summarized the Company's Level 3 assets at June 30, 2009 and December 31, 2008:

	June 30, 2009	December 31, 2008
	(in millions)	
Level 3 assets	$ 43	$ 261
Less: Level 3 derivative liabilities	--	--
Level 3 assets (net of derivative liabilities)	$ 43	$ 261
Total assets	$ 7,519	$ 7,551
Total assets measured at fair value	$ 567	$ 599
Less: derivative liabilities measured at fair value	(6)	(5)
Assets measured at fair value (net of derivative liabilities)	$ 561	$ 594
Level 3 assets as a percent of total assets	1%	3%
Level 3 assets as a percent of total assets measured at fair value	8%	43%
Level 3 assets (net of derivative liabilities) as a percent of assets measured at fair value (net of derivative liabilities)	8%	44%

For a further discussion regarding the measurement of financial instruments, see note 6 to the condensed consolidated financial statements.

Market Risks

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At June 30, 2009, the majority of our borrowings were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 15% of the outstanding balance of our gross accounts receivable. No single customer accounted for more than 10% of the Company's consolidated sales in the six months ended June 30, 2009.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount range from $15,000 to $500,000. We conduct credit analyses of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 22 years, we have offered financing programs for surgical equipment and losses have not been material to our operations. In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use foreign currency derivative financial instruments as risk management tools.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged. A number of these contracts are executed through Nestlé to take advantage of its expertise and economies of scale.

New Accounting Standards

In December 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets." This FSP amends SFAS No. 132(R) to require more detailed annual disclosure about employers' plan assets, including an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. This FSP is effective for fiscal years ending after December 15, 2009. The

Company continues to review this FSP and has not yet determined the impact, if any, of its adoption on the Company's financial statements.

In July 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles." This statement does not change U.S. GAAP; it establishes a single source of authoritative U.S. GAAP. This statement is effective for periods ending after September 15, 2009. The Company does not expect adoption of this statement to have a significant impact on the Company's consolidated financial statements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency monetary assets and liabilities resulting from changes in exchange rates. Foreign currency forward contracts are used primarily to hedge intercompany receivables and payables. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on the derivative contracts substantially offset losses and gains on the underlying assets and liabilities being hedged.

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates. Because we target hedging less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations would primarily offset gains or losses on the underlying foreign currency assets or liabilities. Regarding foreign currency forward contracts, an instantaneous 10% appreciation in the value of foreign currencies against the U.S. dollar at June 30, 2009 would have decreased our earnings before income taxes by approximately $32 million. We believe that such losses would be primarily offset by gains on the underlying foreign currency assets or liabilities.

At June 30, 2009, our financial instruments were as follows:

$261 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany receivables and loans (denominated in various currencies) held by a Swiss subsidiary.

$117 million equivalent notional amount of forward currency swap agreements intended to offset exposure resulting from intercompany loans denominated in Japanese yen in our Belgian and Italian subsidiaries.

$6 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$98 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany loans held by Alcon and local taxes (denominated in euros, British pounds sterling and Swiss francs).

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks that could impact our results of operations and financial position. At June 30, 2009, the majority of our borrowings were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.6% at June 30, 2009) instrument. At June 30, 2009, the fair value of the interest rate swap was $1 million, based on market data including the relevant interest rate. The equivalent notional principal amount at June 30, 2009 was $52 million.

At June 30, 2009, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

Variable Rate Instruments	Fair Value/ Notional Amount (in millions)
Assets:	
Cash and Cash Equivalents - Variable Rate	$ 2,260
Liabilities:	
Short Term Debt - Variable Rate	883
Interest Rate Swaps - Variable Rate	52

Annual Pretax Earnings Effect on Above Variable Rate Instruments of	100 Basis Points Decrease in Rates	100 Basis Points Increase in Rates
	(in millions)	
Assets	$ (23)	$ 23
Debt	9	(9)
Swaps	1	(1)
Total	$ (13)	$ 13

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed within specific risk parameters. The market value of the Company's fixed income portfolios classified as available-for-sale investments was approximately $495 million at June 30, 2009; of which $106 million were U.S. government and agency securities, $127 million were a senior secured bank loans fund, $139 million were mortgage-backed securities and a related fund, $107 million were corporate debt securities, $4 million were foreign government bonds and $12 million were certain other investments. The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

Equity and Other Market Risk

Management reevaluated the Company's overall investment portfolio strategy and mix of investments in light of market conditions late in 2008.   In December 2008, the board of directors authorized the Company to liquidate holdings in hedge funds and real estate investment trusts in an effort to reduce investment portfolio volatility. In January 2009, the Company sold its investment in real estate investment trusts. The Company has filed redemption requests with the managers of the hedge funds and expects to receive the majority of the proceeds of these redemptions throughout 2009. Proceeds from these liquidations in 2009 are being reinvested primarily in cash, cash equivalents and investment-grade fixed income investments.

We purchase equity securities and other investments as part of our overall investment strategy for corporate liquidities. The Company's equity investments are professionally managed by firms with long term performance records. Investment managers are required to operate within guidelines established by the Company, and asset allocation and performance are monitored regularly. At June 30, 2009, the fair value of the Company's equity securities, hedge funds and certain other investments were $23 million, $43 million and $2 million, respectively. The equity securities and other investments are classified as available-for-sale, while the hedge funds are classified as trading securities.

The values of these investments are subject to market price volatility. The following table shows the potential impact to the fair value of this portion of the investment portfolio assuming a hypothetical change in value of each security of a decline and an increase of 10%.

	Value of Securities Given Hypothetical 10% Decline in Price of All Securities	Fair Value as of June 30, 2009 (in millions)	Value of Securities Given Hypothetical 10% Increase in Price of All Securities
Equities	$ 21	$ 23	$ 25
Hedge Funds	39	43	47
Other	2	2	2
Total	$ 62	$ 68	$ 74

While actual market prices for individual securities of this type can be volatile, this sensitivity assumes that all securities in the portfolio exhibit the same volatility concurrently. Security market prices change in a more complex fashion than presented.

ITEM 4. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases made during the six-month period ended June 30, 2009 by or on behalf of Alcon or any "affiliated purchaser" of Alcon common shares that are registered pursuant to section 12 of the Exchange Act.

PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased (a)(b)(c)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a)(b)(c)	Maximum Number of Shares That May Yet Be Purchased under the Plans or Programs (d) (e)
January 1 to 31, 2009	448	$ 89.07	448	1,838,403
February 1 to 28, 2009	48,873	81.97	48,873	1,789,530
March 1 to 31, 2009	173	82.44	173	1,789,357
April 1 to 30, 2009	10,971	91.08	10,971	1,778,386
May 1 to 31, 2009	533	94.55	533	1,777,853
June 1 to 30, 2009	452	111.85	452	1,777,401
Total	61,450	83.98	61,450	N/A

(a)   Based on settlements occurring within the month.

(b)   Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(c)   In addition to the purchases disclosed in this table, during 2009 the Company also acquired 3,889 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)   On September 7, 2007, Alcon's board of directors authorized the purchase in the market of up to an additional 2,000,000 Alcon common shares. The Company plans to use the acquired shares to cover expected future exercises of employee share-based awards. From time to time, the Company may purchase shares in the open market.

(e)   In December 2008, as a result of the agreement between Nestlé and Novartis discussed in note 14 to the condensed consolidated financial statements, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs. However, the Company has continued to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; resources devoted to research and development may not yield new products that achieve commercial success; changes caused by regulatory or market forces in the prices we receive for our products; the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism; inability to attract qualified personnel, which could negatively impact our ability to grow our business; difficulty protecting our intellectual property rights; the occurrence of environmental liabilities arising from our operations; a weakening economy could effect demand for our products; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon's subsidiaries. Cipro® and Ciprodex® are registered trademarks of Bayer AG, licensed to Alcon by Bayer HealthCare AG. Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer HealthCare AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   July 23, 2009   By   /s/ Joanne Beck
                                                           Name: Joanne Beck
                                                           Title: General Manager

Date   July 23, 2009   By   /s/ Stefan Basler
                                                           Name Stefan Basler
                                                           Title: Attorney-in-Fact